UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 10-SB

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
                          UNDER SECTION 12(b) or (g) OF
                       THE SECURITIES EXCHANGE ACT OF 1934


                             KBS Technologies, Inc.
             (Exact name of registrant as specified in its charter)


                     Oklahoma                          73-1581657
         (State or other jurisdiction of           (I.R.S. Employer
         incorporation or organization)          Identification Number)

                              4444 East 66th Street
                                    Suite 201
                           Tulsa, Oklahoma 74136-4206
          (Address of principal executive offices, including zip code)

                                 (918) 496-9020
              (Registrant's Telephone Number, Including Area Code)

                                 (918) 496-9024
              (Registrant's Facsimile Number, Including Area Code)

     Securities to be registered pursuant to Section 12(b) of the Act: None

Securities to be registered pursuant to Section 12(g) of the Act:

                         Common Stock, $0.001 par value

                                (Title of class)

Information Required in Registration Statement

Certain Forward-Looking Information

         Certain statements included in this report which are not historical facts are forward-looking statements, including the information provided with respect to future business opportunities, expected financing sources and related matters. These forward looking statements are based on current expectations, estimates, assumptions and beliefs of management, and words such as "expects," "anticipates," "intends," "believes," "estimates" and similar expressions are intended to identify such forward looking statements. Since this information is based on current expectations that involve risks and uncertainties, actual results could differ materially from those expressed in the forward-looking statements.


                                     Part I.

Item 1. Description of Business.

(a) Business Development

         1.  Form and Year of Organization

           KBS Technologies, Inc., an Oklahoma corporation ("KBS" or the "Company"), is a development stage corporation organized on February 11, 2000 to provide services to individuals, non-profit organizations and small businesses in the architecture, creation, design, and development of web sites on the worldwide web.

        2.  Bankruptcy or Receivership

         KBS has never been in bankruptcy or receivership.

        3.  Mergers, Reclassifications and Purchase or receivership

         None

(b)  Business of Issuer

       1.  Principal Products and Services of KBS and their Markets

         KBS has no products or services for sale at this time, except for the design, creation and development of web sites. These services will be marketed to a wide variety of companies and individuals who desire to have their own web page.

       2.  Distribution Method of Products and Services

         KBS is offering its services to small businesses, individuals and non-profit organizations. The services of KBS are charged on an hourly basis.

       3.  Status of Publicly Announced Products or Services



proper server to host its web sites. KBS has also begun construction of its corporate web site www.kbstechnologiesinc.com.

       On March 24, 2000, Tulsa Men's Ministries, Inc.("TMM") engaged KBS to design, develop and construct a web site. TMM paid to KBS $500 to reserve the domain name tulsamensminsitries.com and secure server space for the month of April. The design, development and architecture of tulsamensministries.com is currently underway and should be completed in the second quarter of 2000.

       4. Competitive Business Conditions, Competitive Position and Methods of Competition

         The Internet is a global collection of thousands of interconnected computer networks that enables commercial organizations, educational institutions, governmental agencies and individuals to communicate electronically, access and share information and conduct commerce. Unlike other public and private telecommunications networks that are managed by businesses, governmental agencies or other entities, the Internet is a cooperative interconnection of many such public and private networks. Open communications on the Internet are enabled by TCP/IP, the common Internet communications protocol, which enables communication and data transfers across the Internet regardless of the hardware and software used.

         Use of the Internet has been accelerated by increases in cost-effective processing power and data storage capabilities in personal computers, as well as wide spread availability of multimedia, fax/modem, and networking capabilities to the home and business computing markets. Much of the recent growth in Internet use by businesses and individuals has been driven by the emergence of a network of servers and information available on the worldwide web.

         The worldwide web, which is based on a client/server model and a set of standards for information access and navigation, can be accessed using software that allows non-technical users to exploit the capabilities of the Internet. The worldwide web enables users to find, retrieve and link information on the Internet easily and consistently. The development of worldwide web technology and associated easy-to-use software has made the Internet easier to navigate and accessible to a larger number of users and for a broad range of applications. Organizations of all kinds are increasingly using the Internet for communicating with key constituents and conducting business.

         KBS believes that web sites provide a forum for businesses to advertise goods and services and for customers to purchase electronically. Web-based applications are cost-efficient and serve as effective self-advertisement for small businesses and individuals. KBS believes that most small businesses and many individuals will want to have personal or small business web sites. This expected demand is expected to trigger exponential growth of Internet resources and significantly increase demand for web site design.

         With tremendous growth there is expected to be tremendous opportunities. The competition is fierce in web site development and design. We compete in a market that is intensely competitive and characterized by rapidly changing technology and evolving standards. KBS anticipates that competition will become more intense and that new companies will enter the market. However, we believe our anticipated products and services will position us to react to the market niche we target.

       5.  Sources of Raw Materials and the Names of Principal Suppliers

         KBS does not manufacture any products at this time, so it has no raw materials requirements.

       6.  Dependence on one of a few major customers

         KBS has no customers at this time, except Tulsa Men's Ministries, Inc. KBS anticipates marketing its products and services to many small business, professionals, individuals and non-profit organizations who desire to have their own web site. KBS does not expect to be dependent upon any particular customer.

       7.  Patents, trademarks, licenses, royalty agreements or labor contracts

         On February 11, 2000, KBS entered into a worldwide license agreement ("License") with Bradford P. White covering proprietary and unique Internet processes in the architecture, creation and design of web sites for small businesses and individuals. The invention covered by the License is not protected by patents or a patent application at the time. The License is perpetual but is subject to termination by Mr. White upon the change of control of more than 50% of the issued and outstanding common stock of KBS. Mr. White retains the right to use the License for his own non-commercial use. KBS issued Mr. White 500,000 shares of its common stock as the sole compensation to be paid under the License. The License Agreement is attached as Exhibit 6.1.

Mr. White has also agreed to act as a consultant to KBS in web site design, and KBS has agreed to pay Mr. White 75% of all net revenues recovered by KBS for his design and other services. The Consulting Agreement is attached as Exhibit 6.2.

        8.  Need for Governmental Approval

         KBS does not believe that there currently exists any governmental approval or permits required for its services.

       9.  Effect of Existing or Probable Governmental Regulation

        It is quite possible that new regulations which may become effective and be applicable to the Internet, but KBS is not aware of any such pending or proposed regulations relating to web page design or personal home pages. However, there is no assurance future governmental licenses or regulations may be enacted.

         As Internet commerce continues to evolve, increasing regulation by federal, state, or foreign agencies becomes more likely. Such regulation is likely in the areas of user privacy, pricing, content, and quality of products and services. Taxation of Internet use or other charges imposed by government agencies or by private organizations for accessing the Internet may also be imposed. Laws and regulations applying to the solicitation, collection, or processing of personal or consumer information could affect KBS' activities. Furthermore, any regulation imposing fees for Internet use could result in a decline in the use of the Internet and the viability of Internet commerce, which could have a material adverse effect on KBS' business, results of operations, and financial condition.

       10.  Estimate of the amount spent on research and development

         None

       11.  Costs and effects of environmental compliance

         KBS does not believe that environmental laws have or will have a significant effect on its business.

       12.  Number of total employees and number of full time employees

         KBS has no full time employees. KBS has one officer and director. He engages in other business activities and does not receive cash compensation for his services to KBS. There is no assurance that this individual will continue to serve without cash compensation. There are no written employment agreements.

Item 2.  Management Discussion and Analysis

(a)  Plan of Operation

         1.  Plan of Operation Over the Next Twelve Months

         KBS is seeking to consummate a business combination by way of tax-free merger, exchange of stock, sale of assets or other business combination with an Internet web development company or other company with existing manufacturing, quality control, marketing, distribution and regulatory compliance capabilities in place. KBS has no negotiations pending at this time.

         Alternatively but simultaneously, KBS is seeking strategic alliances with graphic design firms and Internet web development companies willing to provide KBS with manufacturing, marketing, server space and new hardware and software. KBS has no such agreements at this time. There is no assurance that KBS will be successful in making arrangements for consummating any business combination or establishing any strategic alliances.

         KBS plans to continue to develop and improve its proprietary and unique web design technologies and to seek customers for its services. KBS plans to capture market share in the Internet web development and design business by combining with such strategic alliances or by producing and distributing KBS web pages to small businesses, professionals and individuals.

         Should KBS decide to manufacture, produce and market and distribute the
products,   KBS  will  require  significant   capital.  At  this  time,  KBS  is
predominantly a service oriented business.

         (i)  Cash Requirements

         KBS intends to engage in an private offering of its Common Stock to fund the costs associated with product development, software updates, computer hardware updates and working capital. KBS needs net proceeds from this proposed offering to continue its business. It is anticipated that KBS will operate using the proceeds from loans from its officer. There is no assurance that any additional capital will be available to KBS on acceptable terms when needed, if it is available at all.

         (ii)  Product Development and Research Plan for the Next Twelve Months

         KBS is planing to develop a fully functioning "model web site" that will be used as the basis for future client services. KBS expects to develop numerous fully functional web sites, based on the previously designed model site within the next 12 months.

         (iii)  Expected Purchase or Sale of Plant and Significant Equipment

         None

         (iv)  Expected Significant changes in number of employees

         KBS anticipates initially contracting with third parties to provide its services and as its business develops adding sales and marketing personnel as needed to meet demand.

(b) Management's Discussion and Analysis of Financial Conditions and Results of operation.

         KBS was originated on February 11, 2000. It had no prior financial history.

Item 3. Description of Property

(a)  Location and Description of Property

         KBS currently shares offices located at 4444 E. 66th St., Suite 201, Tulsa, OK 74136. The company shares offices with Frederick K. Slicker, attorney at law and shareholder. This space is being provided without cost to KBS. However, KBS will be able to operate from any personal computer unit with access to the Internet.

Item 4. Security Ownership of Certain Beneficial Owners and Management

         Beneficial Owners of More than Five Percent

         The following table shows the persons known to the Company to be the Beneficial owner of more than 5% of the Company's common stock. The number of shares owned includes the shares which the listed beneficial owner has the right to acquire within sixty days from options to purchase common stock. The percentage of outstanding shares was calculated based on the 6,500,000 shares issued and outstanding at March 31, 2000 plus the shares which the listed beneficial owner has the right to acquire within sixty days:

                                   Percent of
                    Relationship to Common Shares Outstanding


Name and Address                    Position               Shares         Owned
--------------------------     --------------------     ---------          ----
    ......................
Kipp Slicker .............     President & Director     5,000,000          76.9%
4444 E. 66th St
Suite 201
Tulsa, OK 74136

Frederick K. Slicker ......     Individual               1,000,000         15.3%
4444 E. 66th St
Suite 201
Tulsa, OK 74136

Brad White ...............     Consultant                 500,000           7.6%
2545 S. Harvard Pl
Apt. 13c
Tulsa, OK 74114


         On the 11th of February, 2000, the Board of Directors and the Shareholders approved an Incentive Stock Option Plan and reserved 1,000,000 shares. No Options have been granted. A copy of the Incentive Stock Option Plan is attached as Exhibit 6.5.

Item 5. Directors, Executive Officers and Control Persons

(a)  Identify Directors and Executive Officers

         Kipp Slicker, age 23, President of KBS Technologies, Inc. Mr. Slicker is currently a paralegal for Frederick K. Slicker, attorney at law. He served as a White House Intern in 1998, an Intern at Conservation International and was a student at The University of San Francisco de Quito, Ecuador. He is 1999 graduate of Boston College cum laude, with a degree in English and is a member of Golden Key National Honors Society.

Mr. Slicker serves as sole director and sole officer of KBS. He has loaned to KBS $2,500 to be used as working capital. He does not have any employment agreements with KBS.

(c)  Family Relationships

         Kipp Slicker is the son of Frederick K. Slicker. Frederick K. Slicker is legal counsel to the company..

(d)  Involvement in Legal Proceedings of Officers, Directors and Control Persons

         None

Item 6. Executive Compensation

         The only officer and director is Kipp Slicker. He serves without any cash compensation.

Item 7. Certain Relationships and Related Transactions

         Kipp Slicker is the sole director and officer. Kipp Slicker is the son of Frederick K. Slicker. KBS is using the offices of Frederick K. Slicker without compensation by KBS. Frederick K. Slicker is legal counsel for the company. He has not charged the company for his services. Kipp Slicker loaned KBS $2,500 for working capital. The loan is evidenced by an unsecured promissory note, is payable on demand and bears interest at 10% per annum and default interest at 14% per annum. The note is attached as Exhibit 6.3.

Item 8. Description of Securities

         Authorized Capital. KBS is authorized to issue 45,000,000 Shares of Common Stock, par value $0.001 per share, of which 6,500,000 shares were outstanding as of the date hereof. KBS is also authorized to issue 5,000,000 Shares of Preferred Stock, par value $0.001 per share, of which there are no shares presently outstanding. There is no present intent to issue any Preferred Stock.

         Voting Rights. Holders of shares of Common Stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Shares of Common Stock do not have cumulative voting rights, which means that the holders of a majority of the shareholder votes eligible to vote and voting for the election of the Board of Directors can elect all members of the Board of Directors. Holders of a majority of the issued and outstanding shares of Common Stock may take action by written consent without a meeting.

         Dividend Rights. Holders of record of shares of Common Stock are entitled to receive dividends when and if declared by the Board of Directors. To date, KBS has not paid cash dividends on its Common Stock. Holders of Common Stock are entitled to receive such dividends as may be declared and paid from time to time by the Board of Directors out of funds legally available therefor. KBS intends to retain any earnings for the operation and expansion of its business and does not anticipate paying cash dividends in the foreseeable future. Any future determination as to the payment of cash dividends will depend upon future earnings, results of operations, capital requirements, KBS' financial condition and such other factors as the Board of Directors may consider.

         Liquidation Rights. Upon any liquidation, dissolution or winding up of KBS, holders of shares of Common Stock are entitled to receive pro rata all of the assets of KBS available for distribution to shareholders after liabilities are paid and distributions are made to the holders of KBS Preferred Stock.

        Preemptive Rights. Holders of Common Stock do not have any preemptive rights tosubscribe for or to purchase any stock, obligations or other securities of KBS.
                                    Part II.

Item 1. Market for Common Equity and Related Stockholder Matters.

         (a)  Market information

         None

         (b)  Holders

         As of March 31, 2000, there were 3 holders of record of KBS' common stock.

         (c)  Dividend Policy

         KBS has not declared any dividends in the past and there is no intention to declare dividends in the future.

Item 2.  Legal Proceedings.

         None

Item 3.  Changes in and Disagreements with Accountants.

         None.

Item 4.  Recent Sales of Unregistered Securities

         (a)  Securities Sold

         On February 11, 2000 KBS sold  5,000,000  shares of its Common Stock to

Kipp Slicker for $5,000 at $.001 per share. In addition, on February 11, 2000 KBS sold 500,000 shares of Common Stock to Bradford P. White in exchange for the License covering the Invention. These shares were sold for $500 or $.001 per share. On February 28, 2000 KBS sold 1,000,000 shares of Common Stock to Frederick K. Slicker for $1,000 at $.001 per share.

        (b) Underwriters and Other Purchasers

         None

        (c) Consideration

         See 4(a) above

         (d) Section under which exemption from registration was claimed

         Section 3(a)(11) and Section 4(2) of the Securities Act of 1933 and SEC regulation D, Rule 504.

Item 5. Indemnification of Officers and Directors

         The Certificate of Incorporation of KBS provides for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. In addition, the Bylaws of KBS provide for indemnification to the full extent permitted by Oklahoma law of all persons it has the power to indemnify under Oklahoma law. Such indemnification is not deemed to be exclusive of any other rights to which those indemnified may be entitled, under any bylaw, agreement, vote of stockholders or otherwise. The provisions of KBS' Certificate of Incorporation and Bylaws which provide indemnification may reduce the likelihood of derivative litigation against directors and officers of KBS for breach of their fiduciary duties, even though such action, if successful, might otherwise benefit KBS and its stockholders.

         In addition, KBS has entered into indemnification agreements with Kipp Slicker its sole director and officer. These agreements provide that KBS will indemnify each person for acts committed in their capacities and for virtually all other claims for which a contractual indemnity might be enforceable. The Indemnification agreement is attached as Exhibit6.4.

                                    Part F/S

                               Financial Statement

                             KBS TECHNOLOGIES, INC.

                              FINANCIAL STATEMENTS

                         PERIOD ENDED FEBRUARY 29, 2000




INDEX TO FINANCIAL STATEMENTS

Independent Auditors' Report..................................................12

Balance Sheet.................................................................13

Statement of Operations.......................................................14

Statement of Stockholders' Equity.............................................14

Statements of Cash Flows......................................................15

Notes to Financial Statements.................................................16

17

                          INDEPENDENT AUDITORS' REPORT


To the Board of Directors and Stockholders of KBS Techologies, Inc.


We have audited the accompanying balance sheet of KBS Technologies, Inc., (a Development Stage Company), as of February 29, 2000, and the related statements of operations, cash flows and stockholders' equity for the period from inception (February 11, 2000) to February 29, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of KBS Technologies, Inc. as of February 29, 2000, and the results of its operations and its cash flows for the initial period from inception (February 11, 2000) to February 29, 2000, in conformity with accounting principles generally accepted in the United States.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company is a development stage company without current revenues to fund development and operating expenses. This condition raises substantial doubt about its ability to continue as a going concern. Management's plan concerning this matter is also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Tullius Taylor Sartain & Sartain LLP

Tulsa, Oklahoma
March 30, 2000

                             KBS TECHNOLOGIES, INC.
                          (A Development Stage Company)

                                  BALANCE SHEET

                                February 29, 2000

Assets
Current assets:
    Cash..............................................................  $ 8,500
                                                                        -------

Total assets..........................................................  $ 8,500
                                                                        =======

Liabilities and Stockholders' Equity
Current liabilities:
    Accrued interest..................................................  $     8
    Note payable                                                          2,500
                                                                        -------

Total liabilities.....................................................     2,508

Stockholders' Equity:
    Preferred stock, $.001 par value, 5,000,000 shares
       authorized; none issued........................................       --
    Common Stock, $.001 par value, 45,000,000 shares
       authorized; 6,500,000 shares issued and outstanding............    6,500
    Deficit accumulated during the development stage..................     (508)
                                                                        -------


Total stockholders' equity............................................    5,992
                                                                        -------


Total liabilities and stockholders' equity............................  $ 8,500
                                                                        =======

                             KBS TECHNOLOGIES, INC.
                          (A Development Stage Company)

                             STATEMENT OF OPERATIONS

          From inception (February 11, 2000) through February 29, 2000

Sales.............................................................          $--

Cost of sales.....................................................           --
                                                                          -----

Gross profit......................................................           --

Operating expense:
     Selling, general and administrative.........................           500
                                                                          -----

Total operating expenses.........................................           500
                                                                          -----

Loss from operations.............................................          (500)

Interest expense.................................................             8
                                                                          -----

Net loss.........................................................         $(508)
                                                                          =====

Net loss per share...............................................           $--

                                                                          =====

                             KBS TECHNOLOGIES, INC.
                          (A Development Stage Company)

                        STATEMENT OF STOCKHOLDERS' EQUITY

             From inception (February 11, 2000) to February 29, 2000
                                                            Deficit
                                                            accumulated
                                                            during the
                                                            development
                                      Shares    Amount      Stage          Total
                                    --------    ------      -----        -------

Contribution of services .......    500,000    $  500      $   --        $   500
for common stock

Cash sale of common stock .....  6,000,000      6,000          --          6,000

Net loss ......................       --         --          (508)         (508)
                                  ---------    ------     --------       -------

Balance, February 29, 2000 ....  6,500,000     $6,500    $   (508)       $ 5,992
                                 =========     ======     ========       =======

                             KBS TECHNOLOGIES, INC.
                          (A Development Stage Company)

                             STATEMENT OF CASH FLOWS

          From inception (February 11, 2000) through February 29, 2000
    .....................................................


Cash Flows from Operating Activities
Net loss ................................................              $  (508)
Adjustments to reconcile net loss to
net cash used by operating activities:
Contribution of services ................................                  500
Change in accounts payable ..............................                    8
                                                                       -------

Net cash provided by operating activities ...............                   --

Cash Flows from Financing Activities
Sale of common stock ....................................                6,000
Proceeds from issuance of debt ..........................                2,500
                                                                       -------

Net cash provided by financing activities ...............                8,500
                                                                       -------

Net increase in cash ....................................                8,500

Cash, beginning of year .................................                   --
                                                                       -------

Cash, end of period .....................................              $ 8,500
                                                                       =======

Supplemental Disclosure of Cash Flow Information
Cash paid for interest ..................................               $  --
                                                                       =======

Non-cash investing and financing activities:
Capital contribution of services ........................             $   500

                                                                       =======

[FN]


                             KBS TECHNOLOGIES, INC.
                          (A Development Stage Company)

                          NOTES TO FINANCIAL STATEMENTS


Note 1 - Summary of Significant Accounting Policies

Description of business

KBS Technologies, Inc. ("the Company"), a development stage company, provides internet website design and technology services. The Company was formed as a corporation under the laws of the state of Oklahoma on February 11, 2000. The Company was initially capitalized with $6,000 cash and $500 in services, which was contributed by shareholders in exchange for 6,000,000 shares of stock and 500,000 shares of stock, respectively.

Management estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the financial statements and disclosures in the notes thereto. Actual results could differ from those estimates.

Income taxes

The Company has elected to be treated as a Schedule C corporation for income tax reporting purposes and as such will account for income taxes using the asset and liability method as required by Statement of Financial Accounting Standards No.
109. No provision for income taxes is provided in the financial statements.

Fiscal year

The Company's fiscal year ends on December 31.


Note 2 -Note Payable

Note payable consists of an unsecured demand promissory note in the amount of $2,500 to the majority shareholder, with interest on the unpaid principal at the rate of 10% per annum.


Note 3 - Common and Preferred Stock

Holders of shares of common stock are entitled to one vote per share on all matters submitted to a vote of the shareholders. Holders of record are entitled to receive dividends when and if

19

declared by the board of directors. Upon any liquidation, dissolution or winding up of the Company, holders of shares of common stock are entitled to receive pro rata all of the assets available for distribution after liabilities are paid.

The rights of any preferred stock that may be issued have not been designated.

Note 4 - License and Consulting Agreements

On February 11, 2000, the Company entered into a worldwide license agreement with Bradford P. White covering proprietary and unique internet processes in the architecture, creation and design of web sites. The invention covered by the license is not protected by patent or patent application. The license is perpetual, but is subject to termination by Mr. White upon the change of control of more than 50% of the issued and outstanding common stock of the Company. The Company issued Mr. White 500,000 shares of common stock as sole compensation for the license.

On February 11, 2000, the Company also entered into a consulting agreement with Mr. White whereby the Company agreed to pay Mr. White 75% of all net collected receipts for work performed by Mr. White for the Company and its customers. The agreement may be terminated at any time with or without cause.

Note 5 - Stock Option Plan

On February 11, 2000, the Company adopted the KBS Technologies, Inc. 2000 Incentive Stock Option Plan ("Plan"). The Company has reserved 1,000,000 shares of common stock for issuance under the Plan. The Plan shall be administered by the board of directors or a committee appointed by the board. The option recipients, period and price shall be determined by the board or Plan committee, subject to the provision that, in no event, shall the purchase price be less than 100% of the fair market value of the Company's common stock on the date of grant. No options have been granted as of February 29, 2000.

Note 6 - Uncertainties

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. The Company is in the early stages of development and has not established sources of revenues to fund development of its business and pay operating expenses, resulting in a net loss of $508 in the period from inception to February 29, 2000. Management intends to provide the necessary development and operating capital through a private offering of its common stock. The ability of the Company to continue as a going concern during the next year depends on the amount of capital raised and revenue received. The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

                                    Part III

                                List of Exhibits

Item 1 and 2.  Index to and Description of Exhibits

Exhibit Number                          Description of Exhibits

2.1.................................................Certificate of Incorporation

2.2.......................................................................Bylaws

3......................................................Form of Stock Certificate

6.1.....................................License Agreement with Bradford P. White dated February 11, 2000

6.2.....................................Confidentiality and Consulting Agreement
                                        with Bradford P. White

6.3..........................................Promissory Note to Kipp Slicker for
                                             $2,500

6.4............................................Indemnification Agreement to Kipp
                                               Slicker

6.5..................................................Incentive Stock Option Plan

                                   Signatures

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized

                                                          KBS Technologies, Inc.


Date: April 15, 2000                                        By: /s/ Kipp Slicker
Kipp Slicker, President